Filed pursuant to Rule 424(b)(5)
SEC File No. 333-196689

Calculation of Registration Fee

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Depositary Shares, each representing a 1/1000th interest in 6.00% Series B Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share	6,000,000	$25.00	$150,000,000	$19,320
6.00% Series B Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share	6,000	(2)	(2)	(2)

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”). Payment of the registration fee at the time of filing of the registrant’s registration statement on Form S-3, filed with the Securities and Exchange Commission on June 12, 2014 (File No. 333-196689), was deferred pursuant to Rules 456(b) and 457(r) under the Securities Act, and is paid herewith. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in such registration statement.
(2)	No registration fee is required because the registrant will not receive any separate consideration for the shares of 6.00% Series B Non-Cumulative Perpetual Preferred Stock.

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 12, 2014)

Commerce Bancshares, Inc.

6,000,000 Depositary Shares Each Representing a 1/1,000th Interest of

6.00% Series B Non-Cumulative Perpetual Preferred Stock

We are offering 6,000,000 depositary shares each representing a 1/1,000th ownership interest in a share of our 6.00% Series B non-cumulative perpetual preferred stock, par value $1.00 per share, with a liquidation preference of $25,000 per share (equivalent to $25.00 per depositary share) (the “Preferred Stock”). As a holder of depositary shares, you will be entitled to all proportional rights and preferences of the Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through the depositary.

We will pay dividends on the Preferred Stock, when, as, and if declared by our board of directors or a duly authorized committee of the board and to the extent that we have lawfully available funds to pay dividends. If declared, dividends will accrue and be payable on the liquidation preference, on a non-cumulative basis, at a rate of 6.00% per annum, quarterly, in arrears, on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2014, from and including the date of original issuance. Upon payment of any dividends on the Preferred Stock, holders of depositary shares will receive a proportionate payment.

Dividends on the Preferred Stock will not be cumulative. If for any reason our board of directors or a duly authorized committee of the board does not declare a dividend on the Preferred Stock for any dividend period, such dividend will not accrue or be payable, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Preferred Stock are declared for any future dividend period. Dividends on the Preferred Stock will not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

We may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after September 1, 2019, or (ii) in whole but not in part, at any time by providing a notice of redemption within 90 days following a regulatory capital treatment event (as defined herein), in either case, at a redemption price of $25,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends for prior dividend periods and, in the case of redemption following a regulatory capital treatment event, an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period prior to but excluding the redemption date. Under current regulatory rules and regulations, we may need regulatory approval to redeem the Preferred Stock. The Preferred Stock will not have any voting rights, except as set forth under “Description of Preferred Stock—Voting Rights”.

We have applied to list the depositary shares on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CBSHP”. If the application is approved, trading of the depositary shares on NASDAQ is expected to commence within 30 days after the original issuance date of the depositary shares. Our common stock is listed on the NASDAQ Global Select Market under the symbol “CBSH”.

The depositary shares and shares of Preferred Stock will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries, will not be insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality and are subject to investment risks.

Investing in the depositary shares involves risks. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated herein by reference, as well as the additional risk factors included in this prospectus supplement beginning on page S-9, to read about factors you should consider before buying the depositary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total
Public offering price	$25.0000	$150,000,000
Underwriting discount and commissions(1)	$0.7875	$4,725,000
Proceeds, before offering expenses, to us(1)	$24.2125	$145,275,000

(1)	For sales to certain institutions, the underwriting commission will be $0.50 per depositary share and, to the extent of such sales, the total underwriting discount will be less than the amount set forth above and the net proceeds to us will be greater than the amount set forth above. See “Underwriting.”

The underwriters expect to deliver the depositary shares to purchasers in book-entry form only through the facilities of The Depository Trust Company (the “DTC”) for the accounts of its participants, including Clearstream Banking, a société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear system, against payment in New York, New York on or about June 19, 2014 which is the fifth business day following the date of this prospectus supplement. See “Underwriting.”.

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch	J.P. Morgan

Senior Co-Manager

Barclays

Co-Managers

Keefe, Bruyette & Woods	D.A. Davidson & Co

The date of this prospectus supplement is June 12, 2014.

Prospectus Supplement

Base Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus and any free-writing prospectus we have filed or may file with the Securities and Exchange Commission. You must not rely on any unauthorized information or representations. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free-writing prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. Neither this prospectus supplement nor the accompanying prospectus or any relevant free-writing prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any depositary shares and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described in the prospectus under the headings “Where You Can Find More Information,” and “Incorporation of Information Filed with the SEC.” If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “Commerce”, “we”, “us”, “our”, the “Company” or similar references mean Commerce Bancshares, Inc., and its subsidiaries unless specified otherwise.

S-ii

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the depositary shares.

COMMERCE BANCSHARES, INC.

General

Commerce Bancshares, Inc., a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, was incorporated under the laws of Missouri on August 4, 1966. Through a second tier wholly-owned bank holding company, we own all of the outstanding capital stock of Commerce Bank (the “Bank”), which is headquartered in Missouri. The Bank engages in general banking business, providing a broad range of retail, corporate, investment, trust, and asset management products and services to individuals and businesses. Commerce also owns, directly or through the Bank, various non-banking subsidiaries. Their activities include underwriting credit life and credit accident and health insurance, selling property and casualty insurance (relating to consumer loans made by the Bank), private equity investment, securities brokerage, mortgage banking, and leasing activities.

Commerce is one of the nation’s top 50 bank holding companies, based on asset size. At March 31, 2014, we had consolidated assets of $22.8 billion, loans of $11.2 billion, deposits of $19.2 billion, and equity of $2.3 billion. All of our operations conducted by our subsidiaries are consolidated for purposes of preparing our consolidated financial statements.

Commerce’s banking facilities are located throughout Missouri, Kansas, and central Illinois, as well as Tulsa and Oklahoma City, Oklahoma and Denver, Colorado. Its two largest markets include St. Louis and Kansas City, which serve as the central hubs for the entire Company.

Our principal offices are located at 1000 Walnut, Kansas City, Missouri (telephone number 816-234-2000).

RISK FACTORS

An investment in the depositary shares involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-9 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2013, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

SUMMARY OF THE OFFERING

The following summary contains basic information about the depositary shares, the Preferred Stock and this offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the depositary shares and the Preferred Stock, you should read the section of this prospectus supplement entitled “Description of Depositary Shares” and “Description of Series B Preferred Stock”.

Issuer	Commerce Bancshares, Inc.

Securities Offered	6,000,000 depositary shares, representing 6,000 shares of Series B Preferred Stock. Each depositary share represents a 1/1,000th interest in a share of Series B Preferred Stock. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series B Preferred Stock represented by such depositary share, to all of the rights and preferences of the Series B Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Ranking	Shares of the Series B Preferred Stock will rank senior to our common stock, and at least equally with each other series of our preferred stock we may issue (except for any Senior Stock (as defined) that may be issued with the requisite consent of the holders of the Series B Preferred Stock as described under “Description of Series B Preferred Stock—Voting Rights”), with respect to the payment of dividends and distribution of assets on any liquidation, dissolution or winding up. We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all indebtedness and other non-equity claims). Under our Restated Articles of Incorporation as are currently in effect, all series of our Preferred Stock must rank equally with each other and, accordingly, we are only permitted to create additional series of Preferred Stock that would constitute Parity Stock.

Dividends	Dividends on the Series B Preferred Stock, when, as and if declared by our board of directors or a duly authorized committee of the board, will accrue and be payable on the liquidation preference, on a non-cumulative basis, quarterly in arrears on the 1st day of each March, June, September, and December of each year, commencing on September 1, 2014, at a rate per annum equal to 6.00%. Any dividends paid will be distributed to holders of depositary shares in the manner described under “Description of Depositary Shares—Dividends and Other Distributions” below.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series B Preferred Stock.

If our board of directors or a duly authorized committee of the board has not declared a dividend on the Series B Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not accrue or be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Series B Preferred Stock, Parity Stock (as defined), Junior Stock (as defined) or other preferred stock are declared for any future dividend period.

So long as any share of Series B Preferred Stock remains outstanding,

(1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock (other than a dividend payable solely in Junior Stock);

(2) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

(3) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series B Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, during a dividend period, unless, in the case of each of clauses (1), (2) and (3) above, the full dividends for the most recently completed dividend period on all outstanding shares of Series B Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

When dividends are not paid in full upon the shares of Series B Preferred Stock and any Parity Stock, all dividends declared upon shares of Series B Preferred Stock and any Parity Stock will be declared on a pro rata basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock, and accrued dividends per share on any Parity Stock, bear to each other.

Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or a duly authorized committee of the board, may be declared and paid on our Junior Stock and any Parity Stock from time to time out of any assets legally available for such payment, and the holders of the Series B Preferred Stock shall not be entitled to participate in any such dividend.

Dividends on the Series B Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

Dividend Payment Dates	The 1st day of each March, June, September, and December of each year commencing on September 1, 2014. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends or other amounts will be paid in respect of any payment made on the next succeeding business day.

Redemption

On September 1, 2019, or any dividend payment date thereafter, the Series B Preferred Stock may be redeemed at our option in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

The Series B Preferred Stock also may be redeemed at our option in whole, but not in part, at any time by providing a notice of redemption within 90 days following a “Regulatory Capital Treatment Event,” as described below under “Description of Series B Preferred Stock—Redemption Following a Regulatory Capital Treatment Event,” at a redemption price equal to $25,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends and an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series B Preferred Stock is subject to prior approval of the Federal Reserve. See “Risk Factors—Investors should not expect us to redeem the Series B Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable” in this prospectus supplement. Any redemption of the Series B Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Series B Preferred Stock.

Liquidation Rights	Upon any liquidation, dissolution or winding up of Commerce, holders of shares of Series B Preferred Stock are entitled to receive out of the assets of Commerce available for distribution to stockholders, before any distribution of assets is made to holders of our Junior Stock, a liquidating distribution in the amount of the liquidation preference of $25,000 per share (equivalent to $25.00 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made only to the extent of Commerce Bancshares, Inc.’s assets that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any Senior Stock and of any Parity Stock as to such distribution.

Voting Rights

None, except with respect to

(1) authorizing or increasing the authorized amount of Senior Stock,

(2) certain changes in the terms of the Series B Preferred Stock, and

(3) certain consolidations, mergers or sales, leases or exchanges of all or substantially all of our assets.

In addition, upon our non-payment of the equivalent of six quarterly dividends (whether consecutive or not), holders of the Series B Preferred Stock will have the right, together with holders of any other series of our preferred stock ranking equally with the Series B Preferred Stock and upon which similar voting rights have been conferred and are exercisable, to elect two additional directors.

See “Description of Series B Preferred Stock—Voting Rights”. Holders of depositary shares must act through the depositary to exercise any voting rights, as described under “Description of Depositary Shares—Voting the Series B Preferred Stock” below.

Maturity	The Series B Preferred Stock does not have a stated maturity date, and we are not required to redeem the Series B Preferred Stock. Accordingly, the Series B Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it.

Preemptive and Conversion Rights	None.

Listing	We intend to apply for listing of the depositary shares on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CBSHP.” If the application is approved, we expect trading of the depositary shares on NASDAQ to commence within a 30-day period after the initial delivery of the depositary shares.

Tax Consequences	Distributions constituting dividend income received by a non-corporate U.S. holder in respect of the depositary shares will generally represent “qualified dividend income,” which will be subject to taxation at a maximum rate of 20% (or a lower rate for individuals in certain tax brackets) subject to certain exceptions for short-term and hedged positions. Subject to certain exceptions for short-term and hedged positions, distributions on the depositary shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the 70% dividends-received deduction. For further discussion of the tax consequences relating to the Series B Preferred Stock, see “Material U.S. Federal Income Tax Considerations” below.

Use of Proceeds	We estimate that the net proceeds to us from the sale in this offering will be approximately $144.9 million after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes which may include repurchases of our common stock in the open market or in privately negotiated transactions. See “Use of Proceeds.”

Transfer Agent, Registrar and Depositary	Computershare Trust Company, N.A. and Computershare, Inc. (collectively, “Computershare”)

SUMMARY SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The summary selected historical consolidated financial information set forth below for each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009 has been derived from our audited consolidated financial statements. The summary historical consolidated financial information as of and for the three months ended March 31, 2014 and 2013 (unaudited) is derived from our unaudited interim consolidated financial statements. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Selected Financial Data

	Three Months Ended March 31
(In thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
Net interest income	$153,066	$150,343	$619,372	$639,906	$646,070	$645,932	$635,502
Provision for loan losses	9,660	3,285	20,353	27,287	51,515	100,000	160,697
Non-interest income	102,627	99,877	418,386	399,630	392,917	405,111	396,259
Investment securities gains (losses)	10,037	(2,165)	(4,425)	4,828	10,812	(1,785)	(7,195)
Non-interest expense	162,340	155,037	629,633	618,469	617,249	631,134	621,737
Net income attributable to Commerce Bancshares, Inc.	64,313	61,017	260,961	269,329	256,343	221,710	169,075
Net income per common share-basic*	.67	.64	2.73	2.77	2.57	2.19	1.71
Net income per common share-diluted*	.67	.63	2.72	2.76	2.56	2.18	1.70
Cash dividends	21,590	20,435	82,104	211,608	79,140	78,231	74,720
Cash dividends per share*	.225	.214	.857	2.195	.795	.773	.752
Book value per share*	23.75	22.87	23.10	22.62	22.13	20.18	18.69
Common shares outstanding*	95,723	95,276	95,881	95,985	98,070	100,278	100,897
Total assets	22,837,120	22,227,208	23,072,036	22,159,589	20,649,367	18,502,339	18,120,189
Loans, including held for sale	11,222,038	9,991,771	10,956,836	9,840,211	9,208,554	9,474,733	10,490,327
Investment securities	9,256,975	9,714,771	9,042,997	9,669,735	9,358,387	7,409,534	6,473,388
Deposits	19,237,334	18,514,867	19,047,348	18,348,653	16,799,883	15,085,021	14,210,451
Long-term debt	305,114	502,783	455,310	503,710	511,817	512,273	1,236,062
Equity	2,273,511	2,179,191	2,214,397	2,171,574	2,170,361	2,023,464	1,885,905
Non-performing assets	55,444	58,930	55,439	64,863	93,803	97,320	116,670

*	Restated for the 5% stock dividend distributed in December 2013.

Key Ratios

	Three Months Ended March 31
(Based on average)	2014	2013	2013	2012	2011	2010	2009
Return on total assets	1.16%	1.13%	1.19%	1.30%	1.32%	1.22%	.96%
Return on total equity	11.56	11.38	11.99	12.00	12.15	11.15	9.76
Equity to total assets	10.06	9.92	9.95	10.84	10.87	10.91	9.83
Loans to deposits(1)	59.35	54.65	57.12	55.80	59.15	70.02	79.79
Non-interest bearing deposits to total deposits	33.40	32.79	33.01	32.82	30.26	28.65	26.48
Net yield on interest earning assets (tax equivalent basis)	3.03	3.07	3.11	3.41	3.65	3.89	3.93

(Based on end of period data)
Non-interest income to revenue(2)	40.14	39.92	40.32	38.44	37.82	38.54	38.41
Efficiency ratio(3)	63.28	61.76	60.49	59.26	59.10	59.71	59.88
Tier I risk-based capital ratio	13.98	13.63	14.06	13.60	14.71	14.38	13.04
Total risk-based capital ratio	15.16	14.94	15.28	14.93	16.04	15.75	14.39
Tier I leverage ratio	9.41	8.92	9.43	9.14	9.55	10.17	9.58
Tangible common equity to assets ratio(4)	9.36	9.26	9.00	9.25	9.91	10.27	9.71
Cash dividend payout ratio	33.58	33.97	31.51	79.48	31.06	35.52	44.15

(1)	Includes loans held for sale.
(2)	Revenue includes net interest income and non-interest income.

(3)	The efficiency ratio is calculated as non-interest expense (excluding intangibles amortization) as a percent of revenue.
(4)	The tangible common equity to assets ratio is a measurement which management believes is a useful indicator of capital adequacy and utilization. It provides a meaningful basis for period to period and company to company comparisons, and also assists regulators, investors and analysts in analyzing the financial position of Commerce. Tangible common equity is a non-GAAP measure and represents common equity less goodwill, core deposit premium and non-controlling interest in subsidiaries. Tangible assets, also a non-GAAP measure, represents total assets less goodwill and core deposit premium.

The following table is a reconciliation of the GAAP financial measures of total equity and total assets to the non-GAAP measures of total tangible common equity and total tangible assets.

	For the Three Months Ended March 31,
(Dollars in thousands)	2014	2013	2013	2012	2011	2010	2009
Total equity	$2,273,511	$2,179,191	$2,214,397	$2,171,574	$2,170,361	$2,023,464	$1,885,905
Less non-controlling interest	3,132	4,046	3,755	4,447	4,314	1,477	1,677
Less goodwill	138,921	125,585	138,921	125,585	125,585	125,585	125,585
Less core deposit premium	7,968	4,367	8,489	4,828	6,970	9,612	12,754

Total tangible common equity(a)	$2,123,490	$2,045,193	$2,063,232	$2,036,714	$2,033,492	$1,886,790	$1,745,889

Total assets	$22,837,120	$22,227,208	$23,072,036	$22,159,589	$20,649,367	$18,502,339	$18,120,189
Less goodwill	138,921	125,585	138,921	125,585	125,585	125,585	125,585
Less core deposit premium	7,968	4,367	8,489	4,828	6,970	9,612	12,754

Total tangible assets(b)	$22,690,231	$22,097,256	$22,924,626	$22,029,176	$20,516,812	$18,367,142	$17,981,850

Tangible common equity to assets ratio(a)/(b)	9.36%	9.26%	9.00%	9.25%	9.91%	10.27%	9.71%

CONSOLIDATED EARNINGS RATIOS

Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

	For the Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges*
Excluding interest on deposits	90.11	88.32	92.83	93.45	70.68	19.14	7.89
Including interest on deposits	14.55	11.70	13.40	11.42	8.28	4.81	2.58

*	During these periods, we had no outstanding shares of preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and the three months ended March 31, 2014 and 2013 is not different from the ratio of earnings to fixed charges for those periods.

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes, plus fixed charges, less our non-controlling interest in income before income taxes of subsidiaries that have not incurred fixed charges. Fixed charges include interest expense.

RISK FACTORS

Any investment in the depositary shares involves a high degree of risk. You should carefully consider the risks described below, in addition to the other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding whether to purchase our securities. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013 and in any other documents that we subsequently file with the Securities Exchange Commission (the “SEC”), all of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, our ability to pay dividends on the Series B Preferred Stock could be materially affected, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to This Offering and Ownership of Our Series B Preferred Stock

You are making an investment decision with regard to the depositary shares as well as the Series B Preferred Stock.

As described in this prospectus, we are issuing fractional interests in shares of Series B Preferred Stock in the form of depositary shares. Accordingly, the depositary will rely on the payments it receives on the Series B Preferred Stock to fund all payments on the depositary shares. You should carefully review the information in this prospectus regarding both of these securities.

Our ability to pay dividends on the Series B Preferred Stock, and therefore your ability to receive distributions on the depositary shares, may be limited by federal regulatory considerations and the results of operations of our primary operating subsidiary, Commerce Bank.

We are a bank holding company that conducts substantially all of our operations through Commerce Bank. As a result, our ability to make dividend payments on the Series B Preferred Stock will depend primarily upon the receipt of dividends and other distributions from Commerce Bank.

There are various regulatory restrictions on the ability of Commerce Bank to pay dividends or make other payments to us. Federal banking laws regulate the amount of dividends that may be paid by our banking subsidiary without prior approval. Commerce Bank’s ability to pay dividends to us is subject to, among other things, its earnings, financial condition and need for funds, as well as federal and state governmental policies and regulations applicable to us and Commerce Bank. Commerce Bank’s dividends are governed by the Federal Reserve. Commerce Bank may not declare or pay a dividend to us in excess of 100% of its net retained profits for the current year combined with its net retained profits for the preceding two calendar years, without prior approval of the Federal Reserve. The amount available for dividend payments by Commerce Bank to us without prior regulatory approval was approximately $94,249,000 at March 31, 2014.

In addition, in July 2013 the Federal Deposit Insurance Company (the “FDIC”), the Office of the Comptroller of the Currency and the Federal Reserve approved a final rule to implement in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). A key goal of the Basel III agreement is to strengthen the capital resources of banking organizations during normal and challenging business environments. The Basel III final rule increases minimum requirements for both the quantity and quality of capital held by banking organizations. The rule includes a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The final rule also adjusted the methodology for calculating risk-weighted assets to enhance risk sensitivity. These requirements, and any other new regulations or capital distribution constraints, could adversely affect our ability to pay dividends on the Series B Preferred Stock and therefore your ability to receive distributions on the depositary shares.

Additionally, our right to participate in any distribution of assets of Commerce Bank upon Commerce Bank’s liquidation or otherwise, and thus your ability as a holder of the depositary shares to benefit indirectly from such distribution, will be subject to the prior claims of creditors of Commerce Bank, except to the extent that any of our claims as a creditor of Commerce Bank may be recognized. As a result, the depositary shares will effectively be subordinated to all existing and future liabilities and obligations of Commerce Bank.

The Series B Preferred Stock is equity and is subordinate to our existing and future indebtedness.

The shares of Series B Preferred Stock are our equity interests and do not constitute indebtedness. As such, the shares of Series B Preferred Stock, and the related depositary shares, will rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in our liquidation. Our existing and future indebtedness may restrict payment of dividends on the Series B Preferred Stock. As of March 31, 2014, our indebtedness and obligations, on a consolidated basis, totaled approximately $20.6 billion. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock such as the Series B Preferred Stock, (1) dividends are payable only if, when and as declared by our board of directors or a duly authorized committee of the board, (2) dividends will not accumulate if they are not declared and (3) as a Missouri corporation, we are subject to restrictions on payments of dividends and redemption out of lawfully available assets. Further, the Series B Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under “—Holders of Series B Preferred Stock and the related depositary shares will have limited voting rights.” Also, as a bank holding company, our ability to declare and pay dividends is dependent on certain federal regulatory considerations.

Additional issuances of Preferred Stock or securities convertible into Preferred Stock may further dilute existing holders of the depositary shares.

We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of Preferred Stock, securities convertible into, exchangeable for or that represent an interest in Preferred Stock, or Preferred Stock-equivalent securities to fund strategic initiatives or other business needs or for working capital. Our board of directors is authorized to cause us to issue one or more classes or series of Preferred Stock from time to time without any action on the part of our stockholders, including issuing additional shares of Series B Preferred Stock or additional depositary shares. Although the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series B Preferred Stock is required in order for us to authorize or issue any shares of stock senior in rights and preferences to the Series B Preferred Stock., if we issue Preferred Stock in the future that has preference over, or is equal in preference to, the Series B Preferred Stock with respect to the payment of dividends or upon liquidation, or if we issue Preferred Stock with voting rights that dilute the voting power of the Series B Preferred Stock or depositary shares, the rights of holders of the depositary shares or the market price of the depositary shares could be adversely affected. The market price of the depositary shares could also decline as a result of other sales of a large block of depositary shares, Series B Preferred Stock or similar securities in the market thereafter, or the perception that such sales could occur. Holders of the Series B Preferred Stock are not entitled to preemptive rights or other protections against dilution.

The Series B Preferred Stock may be junior or equal in rights and preferences to our future Preferred Stock.

The Series B Preferred Stock may rank junior to Preferred Stock issued in the future that by its terms is expressly senior in rights and preferences to the Series B Preferred Stock, although the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series B Preferred Stock is required in order for us to authorize or issue any shares of stock senior in rights and preferences to the Series B Preferred Stock. The terms of any future Preferred Stock expressly senior to the Series B Preferred Stock may restrict dividend or liquidation payments on the Series B Preferred Stock. Unless full dividends for such Preferred Stock are declared and paid or set aside for payment, we may be prohibited from declaring or paying dividends or other distributions, or from repurchasing, redeeming or otherwise acquiring, directly or indirectly, for consideration, shares of Series B Preferred Stock. This could also result in dividends on the Series B Preferred Stock not being paid on any particular dividend payment date. We may in the future issue Preferred Stock which is equal to the Series B Preferred Stock with respect to the payment of dividends or payments upon liquidation. If our assets or the proceeds thereof are not sufficient to pay the full liquidation preferences to all holders of the Series B Preferred Stock and all holders of Preferred Stock that ranks senior or equal to the Series B Preferred Stock, the amounts paid to the holders of Series B Preferred Stock for dividends and upon liquidation could be reduced.

We are not required to declare dividends on the Series B Preferred Stock, and dividends on the Series B Preferred Stock are non-cumulative. If we do not declare dividends on the Series B Preferred Stock, holders of depositary shares will not be entitled to receive related distributions on their depositary shares.

Dividends on shares of the Series B Preferred Stock will not be mandatory. Holders of the Series B Preferred Stock, including the depositary, will only be entitled to receive dividends for any given dividend period if, when and as declared by our board of directors or a duly authorized committee of our board of directors out of legally available assets. Consequently, if our board of directors or a duly authorized committee of the board of directors does not authorize and declare a dividend for any dividend period, the depositary would not be entitled to receive any such dividend and no related distribution will be made on the depositary shares, and such unpaid dividend will not accrue or be payable for such dividend period. Dividends on the Series B Preferred Stock are non-cumulative. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period, and holders of depositary shares will not be entitled to receive any distribution with respect to such dividends, if our board of directors or a duly authorized committee of the board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series B Preferred Stock or any other series of our preferred stock. If we do not declare and pay dividends on the Series B Preferred Stock, you will not receive corresponding distributions on your depositary shares and the market price of your depositary shares may decline.

We may be able to redeem the Series B Preferred Stock prior to September 1, 2019.

By its terms, the Series B Preferred Stock may be redeemed by us prior to September 1, 2019, at any time by providing a notice of redemption within 90 days following the occurrence of certain changes relating to the regulatory capital treatment of the Series B Preferred Stock. In particular, upon our determination in good faith that an event has occurred that would constitute a “Regulatory Capital Treatment Event,” we may, at our option, subject to any required approval of the appropriate federal banking agency, redeem, all (but not less than all) of the shares of Series B Preferred Stock. See below under “Description of Series B Preferred Stock—Redemption.”

It is possible that the Series B Preferred Stock may not satisfy the proposed criteria for qualifying additional Tier 1 capital instruments consistent with Basel III as set forth in any final rules adopted by the Federal Reserve. As a result, in addition to other circumstances that may constitute a Regulatory Capital Treatment Event, because the Federal Reserve has adopted the Basel III capital rules and risk-based and leverage capital requirements, there could be a Regulatory Capital Treatment Event whereby we would have the right, subject to any prior approval required by the Federal Reserve, to redeem the Series B Preferred Stock in accordance with its terms prior to September 1, 2019 at a redemption price equal to $25,000 per share (equivalent to $25.00 per depositary share) plus any declared and unpaid dividends, and an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period.

Investors should not expect us to redeem the Series B Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Series B Preferred Stock is a perpetual equity security. The Series B Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. By its terms, the Series B Preferred Stock may be redeemed by us at our option either in whole or in part from time to time on September 1, 2019, or any dividend payment date thereafter, or in whole, but not in part, upon the occurrence of certain changes relating to the regulatory capital treatment of the Series B Preferred Stock, as described below under “Description of Series B Preferred Stock—Redemption.” Any decision we may make at any time to redeem the Series B Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time.

Our right to redeem the Series B Preferred Stock is subject to an important limitation. Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series B Preferred Stock may be subject to prior approval of the Federal Reserve. The Federal Reserve may not approve any redemption of the Series B Preferred Stock that we propose. Moreover, the Federal Reserve may not authorize a redemption of Series B Preferred Stock without replacing the Series B Preferred Stock with Tier 1 capital that is not a restricted core capital element, if we were to propose such a redemption. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption, or a request that we be permitted to redeem the Series B Preferred Stock without replacing it with Tier 1 capital that is not a restricted core capital element, include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations, although the Federal Reserve may change these factors at any time.

If the Series B Preferred Stock is redeemed, the redemption would be a taxable event to you. In addition, you might not be able to reinvest the money you receive upon redemption of the Series B Preferred Stock in a similar security.

If we are not paying full dividends on any outstanding dividend Parity Stock, we will not be able to pay full dividends on the Series B Preferred Stock.

When dividends are not paid in full upon the shares of the Series B Preferred Stock and any other Parity Stock, all dividends paid or declared for payment on that dividend payment date with respect to the Series B Preferred Stock and the Parity Stock will be shared first ratably by the holders of any Parity Stock who have the right to receive dividends with respect to past dividend periods for which such dividends were not declared and paid, in proportion to the respective amounts of the undeclared and unpaid dividends relating to past dividend periods, and thereafter ratably by the holders of the Series B Preferred Stock and any Parity Stock, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the current dividend period. Therefore, if we are not paying full dividends on any outstanding Parity Stock, we will not be able to pay full dividends on the Series B Preferred Stock.

General market conditions and unpredictable factors could adversely affect market prices for the depositary shares.

Market prices for the depositary shares may decrease. Several factors, many of which are beyond our control, will influence the market prices of the depositary shares. Factors that might influence the market prices of the depositary shares include:

•	whether we declare or fail to declare dividends on the Series B Preferred Stock from time to time;

•	our creditworthiness;

•	interest rates;

•	developments in the credit markets and developments with respect to financial institutions generally;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the depositary shares that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to their purchase price.

A downgrade, suspension or withdrawal of any rating assigned by a rating agency to us or our securities, including the depositary shares and the Series B Preferred Stock, could cause the liquidity or trading price of the depositary shares to decline significantly.

Real or anticipated changes in the credit ratings assigned to the depositary shares, the Series B Preferred Stock or our credit ratings generally could affect the trading price of the depositary shares. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit rating for us and our securities, including the Series B Preferred Stock and depositary shares, based on their overall view of our industry. A future downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal in the ratings assigned to the depositary shares, the Series B Preferred Stock, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of the depositary shares to decline significantly.

The depositary shares may not have an active trading market.

The Series B Preferred Stock and the related depositary shares are new issues with no established trading market. Although we intend to apply to list the depositary shares on the NASDAQ Global Select Market, we may not be able to list the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. Even if a secondary market for the depositary shares develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. Further, because the shares of Series B Preferred Stock do not have a stated maturity date, investors seeking liquidity in the depositary shares will be limited to selling their depositary shares in the secondary market. We do not expect that there will be any separate public trading market for the shares of the Series B Preferred Stock except as represented by the depositary shares.

Holders of Series B Preferred Stock and the related depositary shares will have limited voting rights.

Holders of the Series B Preferred Stock, and therefore holders of the depositary shares, have no voting rights with respect to matters that generally require the approval of voting shareholders. However, holders of the Series B Preferred Stock will have the right to vote as a series on certain fundamental matters that may affect the preference or special rights of the Series B Preferred Stock, as described under “Description of Series B Preferred Stock—Voting Rights” below. In addition, if dividends on any shares of the Series B Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series B Preferred Stock as to payment of dividends and upon which similar voting rights have been conferred and are exercisable have not been declared or paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods, holders of the outstanding shares of Series B Preferred Stock, together with holders of any other series of our Preferred Stock ranking equal with the Series B Preferred Stock with upon which similar voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to our board of directors, subject to the terms and to the limited extent described under “Description of Series B Preferred Stock—Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights in respect of the Series B Preferred Stock.

Anti-takeover provisions could adversely affect our stockholders.

There are substantial regulatory limitations on changes of control of bank holding companies. With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Additionally, the Missouri General Business and Corporation Law (the “MGBCL”) includes a “business combination statute.” This statute restricts certain “business combinations” between a Missouri corporation and an “interested shareholder.” The MGBCL also includes a “take-over bid disclosure statute” that requires that the offeror in a tender offer file certain disclosure materials with the Commissioner of the Missouri Department of Securities before making a tender offer that would result in the offeror acquiring control of a Missouri corporation under certain circumstances, including inapplicability of disclosure required by the Exchange Act. The foregoing provisions could make it more difficult for a third party to acquire us, even if an acquisition might be in the best interest of our stockholders, and, therefore, may have a negative impact on the market price of the depositary shares.

USE OF PROCEEDS

We expect net proceeds of this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $144.9 million based on an assumed distribution of 18.43% of the depositary shares to institutional investors and 81.57% of the depositary shares to retail investors.

We intend to use the net proceeds from this offering and other available liquidity to repurchase $200 million of our common stock pursuant to an accelerated share repurchase agreement we entered into with Morgan Stanley & Co. LLC.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014, on an actual basis and as adjusted to give effect to the issuance and sale of the depositary shares offered hereby.

The following table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2014
	($ in thousands)
	Actual	As Adjusted
Cash and cash equivalents	$748,186	$893,079

Debt:
Federal funds purchased and securities sold under agreements to repurchase	927,152	927,152
Other indebtedness	105,114	105,114

Total indebtedness	1,032,266	1,032,266
Shareholders’ equity
Preferred stock, $1.00 par value per share, 2,000,000 shares authorized, no shares issued and outstanding on an actual basis; 6,000 shares of Series B Preferred stock ($25,000 liquidation preference per share) issued and outstanding on an as adjusted basis	-0-	144,893
Common stock, $5.00 par value per share, 100,000,000 shares authorized; 96,244,762 shares issued	481,224	481,224
Capital Surplus	1,273,290	1,273,290
Retained earnings	492,559	492,559
Accumulated other comprehensive income	40,499	40,499
Treasury stock, 391,599 shares, at cost	(17,193)	(17,193)

Total Commerce shareholders’ equity	2,270,379	2,415,272
Non-controlling interest	3,132	3,132
Total capitalization	$2,273,511	$2,418,404

REGULATORY MATTERS

As a bank holding company, Commerce is regulated under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and its subsidiaries are subject to inspection, examination and supervision by the Federal Reserve and the State of Missouri. The BHC Act provides generally for “umbrella” regulation of financial holding companies such as Commerce by the Federal Reserve, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators. The Federal Reserve examines us periodically and prepares reports for the consideration of our board of directors on any operating deficiencies that they may identify. Under Federal Reserve policy, Commerce is expected to act as a source of strength for the Bank and for any other depositary institution subsidiary of ours in the future.

Commerce is also under the jurisdiction of the SEC and is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, as administered by the SEC. Commerce’s common stock is listed on the NASDAQ Global Select Market under the trading symbol “CBSH”, and we are subject to the rules of the NASDAQ for listed companies.

There are numerous governmental requirements and regulations that affect our business activities. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to Commerce, please refer to our Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference in this prospectus supplement, and any subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders, such as holders of the depositary shares. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the FDIC and state banking authorities, among other factors. A change in applicable statutes, regulations or regulatory policy may have a material adverse effect on our business and the depositary shares.

DESCRIPTION OF SERIES B PREFERRED STOCK

The depositary will be the sole holder of the Series B Preferred Stock, as described under “Description of Depositary Shares” below, and all references in this prospectus supplement to the holders of the Series B Preferred Stock shall mean the depositary. However, the holders of depositary shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of the Series B Preferred Stock, as described under “Description of Depositary Shares.”

This section of the prospectus supplement summarizes specific terms and provisions of the Series B Preferred Stock. Terms that apply generally to our preferred stock (“Preferred Stock”) are described in the “Description of Our Capital Stock and Summary of Securities We May Offer” section of the accompanying prospectus. The following summary of the terms and provisions of the Series B Preferred Stock includes all material information with respect to the Series B Preferred Stock, but does not purport to be complete. For a more detailed description of the Series B Preferred Stock, please see the Certificate of Designation creating the Series B Preferred Stock, which will be included as an exhibit to one or more of our SEC filings.

The Series B Preferred Stock is a single series of authorized Preferred Stock consisting of 6,000 shares. We are offering 6,000,000 depositary shares, representing 6,000 shares of Series B Preferred Stock, in the aggregate through this prospectus supplement. Our Restated Articles of Incorporation permits us to authorize the issuance of up to 2,000,000 shares of Preferred Stock, in one or more series without stockholder action. We previously designated a series of Preferred Stock as our Series A Preferred Stock; however, no shares of such series are issued or outstanding and, as of the date hereof, we do not have any shares of Preferred Stock outstanding. We may from time to time, without notice to or the consent of holders of the Series B Preferred Stock, issue shares of Preferred Stock that rank equally with or junior to the Series B Preferred Stock. However, under our Restated Articles of Incorporation as are currently in effect, all series of our Preferred Stock must rank equally with each other and, accordingly, we are only permitted to create additional series of Preferred Stock that would constitute Parity Stock (as defined under “—Dividends” below). We may also from time to time, without notice to or consent of holders of the Series B Preferred Stock, issue additional shares of the Series B Preferred Stock; provided, that any such additional shares of Series B Preferred Stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Internal Revenue Code of 1986, as amended, or the Code, and such additional shares of Series B Preferred Stock are otherwise treated as fungible with the Series B Preferred Stock offered hereby for U.S. federal income tax purposes. Any such additional shares of Series B Preferred Stock would form a single series with the Series B Preferred Stock offered hereby. We may choose to issue shares of Series B Preferred Stock without certificates.

Shares of the Series B Preferred Stock will rank senior to our common stock and at least equally with each other series of Preferred Stock we may issue (except for any Senior Stock (as defined) that may be issued with the requisite consent of the holders of the Series B Preferred Stock as described under “—Voting Rights”), with respect to the payment of dividends and the distribution of assets on any liquidation, dissolution or winding up of Commerce Bancshares, Inc. In addition, we will only be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Series B Preferred Stock will be fully paid and nonassessable when issued. Holders of Series B Preferred Stock will not have preemptive or subscription rights to acquire additional shares of our capital stock.

The Series B Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of our stock or our other securities. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of Commerce Bancshares, Inc. to redeem or repurchase the Series B Preferred Stock.

Dividends

Holders of the Series B Preferred Stock will be entitled to receive, if, when and as declared by our Board of Directors or any duly authorized committee of the Board out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $25,000 per share of Series B Preferred Stock. These dividends will be payable quarterly in arrears on the 1st day of March, June, September, and December of each year, commencing on September 1, 2014. Dividends on each share of Series B Preferred Stock will accrue on the liquidation preference of $25,000 per share (equivalent to $25.00 per depositary share) at a rate per annum equal to 6.00%. Notwithstanding the foregoing, dividends on the Series B Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

Dividends will be payable to holders of record of Series B Preferred Stock as they appear on our books on the applicable record date, which shall be the 16th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 days before the applicable dividend payment date, as shall be fixed by the Board of Directors or any duly authorized committee of the Board. The corresponding record dates for the depositary shares will be the same as the record dates for the Series B Preferred Stock.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series B Preferred Stock. Dividends will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends or other amounts will be paid in respect of any payment made on the next succeeding business day. Dividends on the Series B Preferred Stock will cease to accrue on the redemption date, if any, as described below under “—Redemption,” unless we default in the payment of the redemption price of the shares of the Series B Preferred Stock called for redemption.

In this subsection, the term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

Dividends on shares of Series B Preferred Stock will not be cumulative. Accordingly, if our Board of Directors or a duly authorized committee of the Board does not declare a dividend on the Series B Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series B Preferred Stock or any Parity Stock (as defined), Junior Stock (as defined) or other series of Preferred Stock are declared for any future dividend period.

So long as any share of Series B Preferred Stock remains outstanding,

(1)	no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock (other than a dividend payable solely in Junior Stock);

(2)	no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

(3)

no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series B Preferred

Stock and such Parity Stock except by conversion into or exchange for Junior Stock, during any dividend period,

unless, in the case of each of clauses (1), (2) and (3) above, the full dividends for the most recently completed dividend period on all outstanding shares of Series B Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

When dividends are not paid in full upon the shares of Series B Preferred Stock and any Parity Stock, all dividends declared upon shares of Series B Preferred Stock and any Parity Stock will be declared on a pro rata basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock, and accrued dividends per share on any Parity Stock, bear to each other.

No interest will be payable in respect of any dividend payment on shares of Series B Preferred Stock that may be in arrears.

As used in this prospectus supplement, “Junior Stock” means our common stock and any other class or series of stock of Commerce Bancshares, Inc. hereafter authorized over which the Series B Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of Commerce Bancshares, Inc.

As used in this prospectus supplement, “Parity Stock” means any other class or series of stock of Commerce Bancshares, Inc. that ranks equally with the Series B Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of Commerce Bancshares, Inc.

As used in this prospectus supplement, “Senior Stock” means any other class or series of stock of Commerce Bancshares, Inc. that ranks senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Commerce Bancshares, Inc.

Under our Restated Articles of Incorporation as are currently in effect, all series of our Preferred Stock must rank equally with each other and, accordingly, we are only permitted to create additional series of Preferred Stock that would constitute Parity Stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our Board of Directors or a duly authorized committee of the Board, may be declared and paid on our Junior Stock and our Parity Stock from time to time out of any assets legally available for such payment, and the holders of Series B Preferred Stock shall not be entitled to participate in any such dividend.

Liquidation Rights

Upon any liquidation, dissolution or winding up of Commerce Bancshares, Inc., holders of the Series B Preferred Stock are entitled to receive out of assets of Commerce Bancshares, Inc. available for distribution to stockholders, after satisfaction of liabilities to creditors and subject to the rights of holders of any Senior Stock, before any distribution of assets is made to holders of our Junior Stock as to such a distribution, a liquidating distribution in the amount of the liquidation preference of $25,000 per share (equivalent to $25.00 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the Series B Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

In any such distribution, if the assets of Commerce Bancshares, Inc., are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of the Series B Preferred Stock and all holders of any shares of our Parity Stock, the amounts paid to the holders of Series B Preferred Stock and to the holders of all Parity Stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series B Preferred Stock and the holders of our Parity Stock, the holders of our shares of Junior Stock shall be entitled to receive all remaining assets of Commerce Bancshares, Inc. according to their respective rights and preferences.

For purposes of this section, the merger or consolidation of Commerce Bancshares, Inc. with any other entity, including a merger or consolidation in which the holders of Series B Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or transfer of all or substantially all of the assets of Commerce Bancshares, Inc. for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of Commerce Bancshares, Inc.

Redemption

Optional Redemption. The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision. The Series B Preferred Stock is not generally redeemable prior to September 1, 2019. On that date, and on any dividend payment date thereafter, the Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series B Preferred Stock nor the holders of depositary shares will have the right to require the redemption or repurchase of the Series B Preferred Stock.

Redemption Following a Regulatory Capital Treatment Event. Notwithstanding the foregoing, within 90 days following a “Regulatory Capital Treatment Event,” we may, at our option, subject to any required approval of the appropriate federal banking agency, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Series B Preferred Stock at the time outstanding at a redemption price equal to $25,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends and an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period.

A “Regulatory Capital Treatment Event” means our determination, in good faith, that, as a result of any

(1)	amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series B Preferred Stock;

(2)	proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of Series B Preferred Stock; or

(3)	official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series B Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of all shares of Series B Preferred Stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the Federal Reserve Regulation Y (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series B Preferred Stock is outstanding.

Redemption Procedures. If shares of the Series B Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series B Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register or by such other method approved by the depositary, in its reasonable discretion, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof

(provided that, if the depositary shares representing the Series B Preferred Stock are held in book-entry form through DTC, we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

(1)	the redemption date;

(2)	the number of shares of the Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

(3)	the redemption price and the amount of any unpaid dividends to be paid upon redemption;

(4)	the place or places where the certificates evidencing shares of Series B Preferred Stock, if any, are to be surrendered for payment of the redemption price; and

(5)	that dividends on the shares to be redeemed will cease on the redemption date subject to necessary funds being set aside.

If notice of redemption of any shares of Series B Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then, on and after the redemption date, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus any declared and unpaid dividends, and in the case of a Regulatory Capital Treatment Event, plus an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period. See “Description of Depositary Shares” below for information about redemption of the depositary shares relating to our Series B Preferred Stock.

In case of any redemption of only part of the shares of the Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot or in such other manner as we may determine to be fair and equitable or as may be required by the principal national stock exchange on which the Series B Preferred Stock is listed.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series B Preferred Stock may be subject to prior approval of the Federal Reserve. See “Risk Factors—Investors should not expect us to redeem the Series B Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable” in this prospectus supplement. Any redemption of the Series B Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Series B Preferred Stock.

Voting Rights

Except as provided below and otherwise provided by law, the holders of the Series B Preferred Stock will have no voting rights.

Right to Elect Two Directors upon Nonpayment. Whenever dividends on any shares of the Series B Preferred Stock or any other shares of Parity Stock, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the holders of the Series B Preferred Stock (together with holders of any Parity Stock upon which similar voting rights have been conferred and are exercisable) will be entitled to vote as a single class for the election of a total of two additional members of our Board of Directors (the “Preferred Directors”), provided that our Board of Directors shall at no time include more than two Preferred Directors. In that event, the number of directors on our Board of Directors shall automatically increase by two and, at the request of any holder of Series B Preferred Stock, a special meeting of the holders of Series B Preferred Stock and any Parity Stock upon which similar voting rights have been conferred and are exercisable, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid regularly on the shares of the Series B Preferred Stock and the Parity Stock for at least four consecutive dividend periods following the Nonpayment.

If and when full dividends have been regularly paid for at least four consecutive dividend periods following a Nonpayment on the Series B Preferred Stock and the Parity Stock, the holders of the Series B Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected shall terminate and the number of directors on our Board of Directors shall automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series B Preferred Stock (together with holders of any Parity Stock upon which similar voting rights have been conferred and are exercisable) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors) may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of Series B Preferred Stock (together with holders of any Parity Stock upon which similar voting rights have been conferred and are exercisable) to serve until the next annual meeting of stockholders.

The vote or consent of the holders of shares of Series B Preferred Stock and Parity Stock upon which similar voting rights have been conferred and are exercisable on any matter on which the holders of shares of Series B Preferred Stock are entitled to vote will be determined by us by reference to the specified liquidation amounts of the shares voted or covered by the consent. Holders of shares of Series B Preferred Stock shall have no cumulative voting rights with respect to the election of Preferred Directors.

Under regulations adopted by the Federal Reserve, if the holders of Series B Preferred Stock are or become entitled to vote for the election of directors, such stock will be deemed a class of voting securities and a company holding 25% or more of the Series B Preferred Stock, or 10% or more if it otherwise exercises a “controlling influence” over us, may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, at the time the Series B Preferred Stock is deemed a class of voting securities,

(1)	any other bank holding company may be required to obtain the approval of the Federal Reserve (or any successor bank regulatory authority that may become our applicable federal banking agency) to acquire or retain more than 5% of that series; and

(2)	any other persons (other than a bank holding company), either individually or acting through or in concert with others, may be required to obtain the non-objection of the Federal Reserve (or any successor bank regulatory authority that may become our applicable federal banking agency) under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.

Other Voting Rights. So long as any shares of Series B Preferred Stock remain outstanding, the affirmative vote of the holders of 66-2/3% of all the shares of the Series B Preferred Stock, voting separately as a class, shall be required:

(1)	to, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of Senior Stock;

(2)

to amend the provisions of the Commerce Bancshares, Inc. Restated Articles of Incorporation or the Certificate of Designation of the Series B Preferred Stock or any other series of Preferred Stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series B Preferred Stock or authorized common or Preferred Stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of Parity Stock or Junior Stock will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock; or

(3)	to consolidate with or merge into any other entity or sell, lease or exchange all or substantially all of our assets unless the shares of Series B Preferred Stock outstanding at the time of such transaction are converted into or exchanged for preferred securities having such rights, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series B Preferred Stock, taken as a whole.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Series B Preferred Stock to effect such redemption.

Voting Rights under Missouri Law. Missouri law provides that the holders of Preferred Stock will have the right to vote separately as a class on any amendment to the rights of that Preferred Stock that adversely affects the powers, preferences or rights of the Preferred Stock. This right is in addition to any voting rights that may be provided for in the Certificate of Designation.

Registrar

Computershare will be the registrar, transfer agent, redemption agent and dividend disbursing agent for the Series B Preferred Stock. To the fullest extent permitted by applicable law, we and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any share of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither we nor the transfer agent will be affected by any notice to the contrary.

DESCRIPTION OF DEPOSITARY SHARES

In this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in the “Book-Entry Issuance” section of this prospectus supplement.

This prospectus supplement summarizes specific terms and provisions of the depositary shares relating to our Series B Preferred Stock. As described above under “Description of Series B Preferred Stock,” we are offering fractional interests in shares of Preferred Stock in the form of depositary shares. Each depositary share will represent a 1/1,000th ownership interest in a share of Series B Preferred Stock, and will be evidenced by a depositary receipt. The shares of Series B Preferred Stock represented by depositary shares will be deposited under a deposit agreement between Commerce Bancshares, Inc. and Computershare Trust Company, N.A., Computershare Inc., collectively as depositary, and the holders from time to time of the depositary receipts evidencing depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series B Preferred Stock represented by such depositary share, to all the rights and preferences of the Series B Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Immediately following the issuance of the Series B Preferred Stock, we will deposit the Series B Preferred Stock with the depositary, which will then issue depositary receipts evidencing the depositary shares to the underwriters. In the event we issue additional shares of the Series B Preferred Stock, we will cause a corresponding number of additional depositary shares to be issued. The following summary of the terms and provisions includes all material information with respect to the depositary shares, but does not purport to be complete. For additional information regarding the depositary shares, please see the forms of deposit agreement and the depositary receipt, which will be included as exhibits to one or more of our SEC filings. Copies of the forms of deposit agreement and the depositary receipt may also be obtained from us upon request and in the manner described in the “Where You Can Find More Information” section of this prospectus supplement.

Dividends and Other Distributions

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series B Preferred Stock to the record holders of depositary shares relating to the underlying Series B Preferred Stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make such a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series B Preferred Stock.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If we redeem the Series B Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series B Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series B Preferred Stock (or $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, unless the redemption is in connection with a Regulatory Capital Treatment Event, in which case the redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series B Preferred Stock (or $25.00 per depositary share), plus an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period. Whenever we redeem shares of Series B Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of Series B Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed shall be selected pro rata, by lot or in such other manner as we may determine to be fair and equitable or as may be required by the principal national stock exchange on which the Series B Preferred Stock is listed. In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.

Voting the Series B Preferred Stock

When the depositary receives notice from the Company of any meeting at which the holders of the Series B Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares relating to the Series B Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series B Preferred Stock, may instruct the depositary to vote the amount of whole shares of the Series B Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series B Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. The depositary is not required to exercise discretion in voting any Series B Preferred Stock represented by such depositary shares. If the depositary does not receive specific instructions from the holders of any depositary receipts representing the Series B Preferred Stock, it will not vote (but, at its discretion may appear at any meeting with respect to such Series B Preferred Stock unless directed to the contrary by the holders of all the depositary receipts) to the extent of the Series B Preferred Stock represented by such depository receipts.

We intend to apply to list the depositary shares on the NASDAQ Global Select Market. If the application is approved, we expect trading to begin within 30 days of the initial delivery of the depositary shares. We do not expect that there will be any separate public trading market for the shares of the Series B Preferred Stock except as represented by the depositary shares.

Amendment of Depositary Receipts and the Deposit Agreement

The form of depositary receipts evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, no such amendment which materially and adversely alters the rights of holders of depositary receipts will be effective unless such amendment has been approved by holders of depositary receipts representing in the aggregate at least two-thirds of the depositary shares then outstanding.

Registration of Transfer of Receipts

The depositary will not be required (a) to issue, transfer or exchange any depositary receipts for a period beginning at the opening of business fifteen days next preceding any selection of depositary shares and Series B Preferred Stock to be redeemed and ending at the close of business on the day of the mailing of notice of redemption or (b) to transfer or exchange for another depositary receipt any depositary receipt called or being called for redemption in whole or in part except as provided under “—Redemption of Depositary Shares”.

Form of Preferred Stock and Depositary Shares

The depositary receipts shall be issued in global registered form through DTC, as described in “Book-Entry Issuance” below. The Series B Preferred Stock will be issued in book-entry form to the depositary as described in “Description of Series B Preferred Stock” above.

Neither any beneficial owner nor any direct or indirect participant of DTC will have any rights under the deposit agreement with respect to any depositary receipts held on their behalf by DTC and DTC may be treated by us and the depositary as the holder of such shares.

BOOK-ENTRY ISSUANCE

DTC will act as securities depositary for all of the depositary shares. We will issue the depositary shares only as fully-registered securities registered in the name of Cede & Co., as DTC’s nominee. We will issue and deposit with DTC one or more fully-registered global certificates for the depositary shares representing, in the aggregate, the total number of the depositary shares to be sold in this offering.

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a banking organization under the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation under the meaning of the New York Uniform Commercial Code, and a clearing agency registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants’ accounts, eliminating in this manner the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, are indirect participants and also have access to the DTC system. The rules applicable to DTC and its participants are on file with the SEC.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry transfers between their accounts. Clearstream provides its participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries through established depositary and custodial relationships. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Clearstream’s participants in the U.S. are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream participants. Distributions with respect to interests in global securities held through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., or the Euroclear operator, under contract with Euroclear plc, a U.K. corporation. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Purchases of depositary shares within the DTC system must be made by or through direct participants, who will receive a credit for the depositary shares on DTC’s records. The ownership interest of each actual purchaser of each depositary share is in turn to be recorded on the direct and indirect participants’ records. DTC will not send written confirmation to beneficial owners of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased depositary shares. Transfers of ownership interests in the depositary shares are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in depositary shares, unless the book-entry system for the depositary shares is discontinued. Interests held through Clearstream and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

DTC has no knowledge of the actual beneficial owners of the depositary shares. DTC’s records reflect only the identity of the direct participants to whose accounts the depositary shares are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners and the voting rights of direct participants, indirect participants and beneficial owners, subject to any statutory or regulatory requirements as is in effect from time to time, will be governed by arrangements among them.

We will send redemption notices to Cede & Co. as the registered holder of the depositary shares. If less than all of these depositary shares are redeemed, DTC’s current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Although voting on the depositary shares is limited to the holders of record of the depositary shares, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote on depositary shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to direct participants for whose accounts the depositary shares are credited on the record date (identified in a listing attached to the omnibus proxy).

We will make distribution payments on the depositary shares to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Standing instructions and customary practices will govern payments from participants to beneficial owners. Subject to any statutory or regulatory requirements, participants, and neither DTC nor we, will be responsible for the payment. We and any paying agent will be responsible for payment of distributions to DTC. Direct and indirect participants are responsible for the disbursement of the payments to the beneficial owners.

DTC may discontinue providing its services as securities depositary on any of the depositary shares at any time by giving reasonable notice to us. If a successor securities depositary is not obtained, final depositary shares must be printed and delivered. We may at our option subject to the procedures of DTC, decide to discontinue the use of the system of book-entry transfers through DTC (or a successor depositary).

We have obtained the information in this section about DTC and DTC’s book-entry system from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

“Beneficial owner” refers to the ownership interest of each actual purchaser of each depositary share.

“Direct participants” refers to securities brokers and dealers, banks, trust companies, clearing corporations and other organizations who, with the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc., own DTC. Purchases of depositary shares within the DTC system must be made by or through direct participants who will receive a credit for the depositary shares on DTC’s records.

“Indirect participants” refers to others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, and who also have access to the DTC system.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the depositary shares. The following summary is based upon the provisions of the Code, the U.S. federal income tax regulations promulgated thereunder, or the Treasury Regulations, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as currently in effect and all of which are subject to different interpretations and are subject to change, possibly with retroactive effect. We have not sought any rulings from the IRS with respect to the matters discussed in this section and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. This summary does not address the state, local or foreign tax consequences relevant to the purchase, ownership and disposition of the depositary shares. Further, this summary does not address the potential U.S. federal income tax considerations applicable to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks, thrifts or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, regulated investment companies, real estate investment trusts, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, retirement plans, foreign corporations classified as a “passive foreign investment company” or “controlled foreign corporation” for U.S. federal income tax purposes, and persons that will hold the depositary shares as part of a hedging transaction, “straddle,” “conversion transaction,” “constructive sale transaction” or as part of some other integrated investment transaction. This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular investor’s circumstances. The summary is limited to taxpayers who will hold the depositary shares as “capital assets” (generally, property held for investment) and who purchase the depositary shares in the initial offering at the initial offering price. THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEPOSITARY SHARES IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE. LOCAL AND FOREIGN TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEPOSITARY SHARES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Beneficial owners of depositary shares will be treated as owners of the underlying Series B Preferred Stock for U.S. federal income tax purposes.

U.S. Holders

The discussion in this section is addressed to a U.S. holder, which for this purpose means a beneficial owner of depositary shares that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Distributions. Distributions with respect to the depositary shares will be taxable as dividend income when paid to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the depositary shares exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such depositary shares, and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by a non-corporate U.S. holder in respect of the depositary shares will generally represent “qualified dividend income,” which will be subject to taxation at a maximum rate of 20% (or a lower rate for individuals in certain tax brackets). In addition, subject to certain exceptions for short-term and hedged positions, distributions on the depositary shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the 70% dividends-received deduction. There can be no assurance that we will have sufficient current or accumulated earnings and profits for distributions in respect of the depositary shares to qualify as dividends for U.S. federal income tax purposes. A U.S. holder should consult its own tax advisors regarding the availability of the reduced dividend tax rate and the dividends-received deduction in the light of its particular circumstances.

Dividends that exceed certain thresholds in relation to a U.S. holder’s adjusted tax basis in the depositary shares could be characterized as “extraordinary dividends” under the Code. If a U.S. holder is a corporation that has held the depositary shares for two years or less before the dividend announcement date and such U.S. holder receives an extraordinary dividend, such U.S. holder will generally be required to reduce its tax basis in the depositary shares with respect to which such dividend was paid by the non-taxed portion of such dividend. If the amount of the reduction exceeds such U.S. holder’s adjusted tax basis in the depositary shares, the excess is treated as taxable gain. If an individual or other non-corporate U.S. holder receives any extraordinary dividends on the depositary shares, such U.S. holder will be required to treat any losses on the sale or exchange of such shares as long-term capital losses to the extent of any such extraordinary dividends that represent qualified dividend income eligible for the reduced tax rate.

Dispositions. A U.S. holder will generally recognize capital gain or loss on a sale, exchange or redemption of the depositary shares equal to the difference between the amount realized upon the sale, exchange or redemption and such U.S. holder’s adjusted tax basis in the shares sold, exchanged or redeemed. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for the shares sold, exchanged or redeemed is more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses is subject to limitations.

Information reporting and backup withholding on U.S. holders. In general, a U.S. holder (other than an exempt holder) will be subject to backup withholding with respect to the payment of dividends on the depositary shares and to certain payments of proceeds on the sale or redemption of the depositary shares unless such U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable certification requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a refund or credit against such holder’s U.S. federal income tax liability provided that the U.S. holder provides the required information to the IRS in a timely manner. Moreover, certain penalties may be imposed by the IRS on a U.S. holder who is required to furnish information but does not do so in the proper manner.

Information returns will generally be filed with the IRS in connection with the payment of dividends on the depositary shares to non-exempt U.S. holders and certain payments of proceeds to non-exempt U.S. holders on the sale or redemption of the depositary shares. A U.S. holder should consult its own tax advisors regarding the application of information reporting and backup withholding rules in its particular circumstances.

Recent Legislation Affecting U.S. Holders. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income and its net gains from the disposition of depositary shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by deductions properly allocable to such income. If you are a U.S. holder that is an individual, estate, or trust, you are urged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in the depositary shares.

Non-U.S. Holders

The discussion in this section is addressed to non-U.S. holders of the depositary shares. For this purpose, a non-U.S. holder is a beneficial owner of depositary shares other than a U.S. holder or partnership.

Distributions. Generally, dividends paid to a non-U.S. holder with respect to the depositary shares will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. In order to claim the benefits of an applicable income tax treaty, a non-U.S. holder will generally be required to provide certain certifications to the payor prior to the distribution date (such as a properly completed IRS Form W-8BEN certifying that such holder is eligible for treaty benefits). Dividends paid to a non-U.S. holder with respect to the depositary shares that are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder) generally are exempt from the 30% U.S. federal withholding tax assuming such non-U.S. holder provides certain certifications to the payor prior to the distribution date (such as a properly completed IRS Form W-8ECI). Instead, dividends that are effectively connected with such trade or business (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder) will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates and, in the case of a non-U.S. holder that is a corporation, may be subject to a “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. A non-U.S. holder should consult its own tax advisors regarding its entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

Dispositions. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or redemption of the depositary shares unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder) (in which case the gain will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates and, in the case of a non-U.S. holder that is a corporation, may be subject to a “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty);

•	in the case of a nonresident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of the sale or disposition (in which case the gain may be subject to a 30% tax if certain other conditions are met); or

•	we have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period or the five-year period ending on the date of disposition of the depositary shares, and certain other conditions are met. We do not believe that we currently are a U.S. real property holding corporation or that we will become one in the future.

Information reporting and backup withholding on non-U.S. holders. Payment of dividends and the U.S. tax withheld with respect thereto are subject to IRS information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty, or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available by the IRS under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor an IRS Form W-8BEN (or other applicable IRS Form W-8 or successor forms) certifying as to their non-U.S. status, or such non-U.S. holders otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of the depositary shares is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN (or other applicable IRS Form W-8 or successor forms), or otherwise establishes an exemption.

Payment by a non-U.S. office of a broker of the proceeds of a sale of the depositary shares will generally be subject to information reporting (but not backup withholding) if the broker is a United States person or has certain enumerated connections with the United States, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN (or other applicable IRS Form W-8 or successor forms), or otherwise establishes an exemption.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a refund or credit against such holder’s U.S. federal income tax liability provided that the non-U.S. holder provides the required information to the IRS in a timely manner.

Recent legislation relating to foreign accounts. Recently enacted legislation (the Foreign Account Tax Compliance Act or FATCA) contained in Sections 1471 through 1474 of the Code generally will impose a 30% withholding tax on dividend income and the gross proceeds of a disposition of the depositary shares paid to certain foreign entities. This withholding tax will apply to dividends paid on depositary shares after June 30, 2014, and to gross proceeds from dispositions of depositary shares occurring after December 31, 2016. Generally, if a foreign financial entity enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution, then this withholding tax would not be applicable. Similarly, if a non-financial foreign entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, then this withholding tax would generally be waived. You should consult your tax advisor regarding the potential application and impact of these new U.S. reporting and withholding tax requirements based on your particular circumstances.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities offered hereby. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and other plans that are subject to Section 4975 of the Code (also Plans), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of the securities offered hereby by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, certain of our affiliates or the underwriters are or become a party in interest or disqualified person may result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the securities offered hereby are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase of the securities offered hereby. These exemptions include, without limitation, PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transactions provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of securities offered hereby nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the securities offered hereby should not be acquired by any person investing “plan assets” of any Plan, Plan Asset Entity or Non-ERISA Arrangement, unless such acquisition will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Any purchaser or holder of the securities offered hereby or any interest therein will be deemed to have represented by its acquisition of the securities offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2) the acquisition of the securities offered hereby will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering acquiring the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments as well as the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption, as applicable. Purchasers of the securities issued hereby have exclusive responsibility for ensuring that their purchase of securities offered hereby do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any applicable Similar Laws. The sale of any securities offered hereby to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives or underwriters that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as book-running managers and representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of depositary shares set forth opposite its name below.

Underwriter	Number of Depositary Shares
Morgan Stanley & Co. LLC	2,130,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,130,000
J.P. Morgan Securities LLC	1,050,000
Barclays Capital Inc.	450,000
Keefe, Bruyette & Woods, Inc.	180,000
D.A. Davidson & Co.	60,000

Total	6,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the depositary shares sold under the underwriting agreement if any of these depositary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the depositary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the depositary shares, and satisfaction of other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect to deliver the depositary shares against payment for the depositary shares on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of the pricing of the depositary shares (“T + 5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the depositary shares initially will settle in T + 5, to specify alternative settlement arrangements to prevent a failed settlement.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the depositary shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.50 per depositary share sold to retail accounts and $0.30 per depositary share sold to institutional accounts. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $0.45 per depositary share to other dealers. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering. The underwriting discount will be $0.50 per depositary share with respect to any depositary shares sold to certain institutions. Therefore, to the extent any sales are made to any of those institutions, the actual total underwriting discount will be less than the amounts shown in the table below and the actual total net proceeds to us will be greater than the amounts described in this prospectus supplement.

Per depositary share	$0.7875
Total	$4,725,000

Expenses of this offering, not including the underwriting discount, are estimated at $700,000 and are payable by us.

No Sales of Similar Securities

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC on behalf of the Underwriters, we will not, during the period ending 30 days after the date of this prospectus supplement, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Preferred Stock, including, without limitation, the Preferred Stock, or depositary shares representing interests therein, any debt securities, or any securities convertible into or exercisable or exchangeable for debt securities, Preferred Stock, or depositary shares representing interests therein, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of debt securities, the Preferred Stock, or depositary shares representing interests therein, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of debt securities, Preferred Stock, or depositary shares representing interests therein, or such other securities, in cash or otherwise or (3) file any registration statement with the SEC relating to the offering of any shares of debt securities, Preferred Stock, or depositary shares representing interests therein, or any securities convertible into or exercisable or exchangeable for debt securities, Preferred Stock, or depositary shares representing interests therein.

The NASDAQ Global Select Market Listing

The depositary shares are a new issue of securities with no established trading market. We plan to apply to have the depositary shares listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CBSHP”. If the application is approved, trading of the depositary shares on NASDAQ is expected to begin within 30 days after the date of initial delivery of the depositary shares. The underwriters have advised us that they intend to make a market in the depositary shares before commencement of trading on NASDAQ. They will have no obligation to make a market in the depositary shares, however, and may cease market-making activities, if commenced, at any time. An active trading market on NASDAQ for the depositary shares may not develop or, even if one develops, may not last, in which case the liquidity and market price of the depositary shares could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer depositary shares at the time and price desired will be limited.

Price Stabilization, Short Positions

Until the distribution of the depositary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our depositary shares. However, the representative may engage in transactions that have the effect of stabilizing the price of the depositary shares, such as purchases and other activities that peg, fix or maintain that price.

In connection with this offering, the underwriters may bid for or purchase and sell our depositary shares in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of our depositary shares than they are required to purchase in this offering. “Naked” short sales are sales in excess of the option to purchase additional depositary shares. The underwriters must close out any naked short position by purchasing depositary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our depositary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales and other activities may have the effect of raising or maintaining the market price of the depositary shares or preventing or retarding a decline in the market price of the depositary shares. As a result, the price of the depositary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased depositary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our depositary shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectus supplements by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans and/or credit default swaps) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the depositary shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the depositary shares offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

The underwriters intend to offer the depositary shares for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the depositary shares for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of depositary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the depositary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of depositary shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of depositary shares to the public” in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe the depositary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2010/73/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Husch Blackwell LLP. The underwriters have been represented in connection with this offering by Cravath, Swaine  & Moore, LLP.

EXPERTS

The consolidated financial statements of Commerce as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

COMMERCE BANCSHARES, INC.

PREFERRED STOCK

DEPOSITARY SHARES

The securities identified above may be offered and sold, from time to time, in one or more offerings. The specific terms of these securities will be set forth in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement and a pricing supplement, if any.

Our headquarters are located at 1000 Walnut, Kansas City, Missouri 64106, and our telephone number is (816) 234-2000.

Investing in our securities involves risks. You should carefully consider the “Risk Factors” beginning on page 3 of this prospectus, in our most recent annual report on Form 10-K, which is incorporated herein by reference, as well as any additional risk factors included in, or incorporated by reference into, the applicable prospectus supplement, before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other governmental agency.

We may offer and sell the securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods.

The date of this prospectus is June 12, 2014.

You should rely only on the information contained in, or incorporated by reference into, this prospectus or any applicable prospectus supplement. We have not authorized any other person to provide you with different information. We are not making an offer to sell securities in any jurisdiction where offers and sales of these securities are not permitted. You should not assume that information contained in this prospectus, in any applicable prospectus supplement, or in any document incorporated by reference herein and therein is accurate as of any date other than the date on the front page of the document that contains the information, regardless of when this prospectus or any prospectus supplement is delivered or when any sale of our securities occurs.

In this prospectus, “we,” “us,” “our,” “Commerce,” and the “Company” refer to Commerce Bancshares, Inc. and its subsidiaries, unless specified otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. The prospectus does not contain all information included in the registration statement. You may review a copy of the registration statement at the SEC’s Public Reference Room as well as through the SEC’s internet site, as described below. Under this shelf registration process, we may offer and sell the securities identified in this prospectus in one or more offerings. Each time we offer and sell securities, we will provide a prospectus supplement along with this prospectus that will contain specific information about the terms of the offering and the securities being offered and, if necessary, a pricing supplement that will contain the specific terms of your securities. The prospectus supplement and, if necessary, the pricing supplement, may also add, update or change information contained in this prospectus. Any information contained in this prospectus will be deemed to be modified or superseded by any inconsistent information contained in a prospectus supplement or a pricing supplement. You should read carefully this prospectus and any prospectus supplement and pricing supplement, together with the additional information described below under “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC”.

FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement, and the documents incorporated by reference herein may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact should be considered to be forward-looking statements.

Forward-looking statements can often be identified by the use of forward-looking terminology, such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will be” and variations of these words and similar expressions. Any forward-looking statement speaks only as of the date on which it is made and is qualified in its entirety by reference to the factors discussed throughout this prospectus, and in documents incorporated by reference. We do not undertake to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

Forward-looking statements are not guarantees of future performance or results, and are subject to known and unknown risks and uncertainties. Forward looking statements necessarily are dependent on assumptions, data or methods that may be incorrect or imprecise. Actual results may vary materially and adversely from those anticipated in the forward-looking statements. Some of the factors that could cause actual results to differ include:

•	changes in economic conditions in the Company’s market area;

•	changes in policies by regulatory agencies, governmental legislation and regulation;

•	fluctuations in interest rates;

•	changes in liquidity requirements;

•	demand for loans in the Company’s market area;

•	changes in accounting and tax principles;

•	estimates made on income taxes;

•	failure of litigation settlement agreements to become final in accordance with their terms; and

•	competition with other entities that offer financial services.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Risk Factors section of the reports we filed with the SEC and which are incorporated by reference herein. See “Incorporation of Information Filed with the SEC.” In addition, other factors not identified could also have such an effect. We cannot give you any assurance that the forward-looking statements included or incorporated by reference in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference in this prospectus you should not regard the inclusion of this information as a representation by us or any other person that the results or conditions described in those statements or objectives and plans will be achieved.

ABOUT COMMERCE BANCSHARES, INC.

The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and was incorporated under the laws of Missouri on August 4, 1966. Through a second tier wholly-owned bank holding company, we own all of the outstanding capital stock of Commerce Bank (the “Bank”), which is headquartered in Missouri. The Bank engages in general banking business, providing a broad range of retail, corporate, investment, trust, and asset management products and services to individuals and businesses. The Company also owns, directly or through the Bank, various non-banking subsidiaries. Their activities include underwriting credit life and credit accident and health insurance, selling property and casualty insurance (relating to consumer loans made by the Bank), private equity investment, securities brokerage, mortgage banking, and leasing activities.

RISK FACTORS

Investing in our securities involves a risk of loss. Before investing in our securities, you should carefully consider the risk factors described in “Risk Factors” in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2013, and subsequent filings containing updated disclosures of such factors, together with all of the other information included in this prospectus and any applicable prospectus supplement and the other information that we have incorporated by reference. These risks are not the only ones facing us. Additional risks not currently known to us or that we currently deem immaterial also may impair or harm our business and financial results. Statements in or portions of a future document incorporated by reference in this prospectus, including, without limitation, those relating to risk factors, may update and supersede statements in and portions of this prospectus or such incorporated documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy and information statements and other information with the SEC. These filings contain important information, which does not appear in this prospectus. The reports and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can be obtained by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or website. Statements contained in this prospectus concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus, which means that we may disclose important information to you by referring you to other documents that we have filed or will file with the SEC. Any statement contained or incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any document filed subsequently that also is incorporated by reference herein, modifies or supersedes that earlier statement. Any statement so modified or superseded is not deemed to constitute a part of this prospectus, except as so modified or superseded.

The following documents have been filed by us (File No. 0-2989) with the SEC and are incorporated by reference into this prospectus (excluding any portions of those documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014; and

•	Current Reports on Form 8-K filed on January 30, 2014 and April 21, 2014.

All documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before all of the securities offered by this prospectus are sold are incorporated by reference into this prospectus from the date of the filing of the documents, except for information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC, which is not deemed filed and not incorporated by reference herein. Information that we file with the SEC will automatically update and may replace information in this prospectus and information filed with the SEC previously.

We will provide without charge to each person to whom this prospectus is delivered a copy of any or all of the foregoing documents, and any other documents that are incorporated herein by reference (other than exhibits, unless those exhibits are specifically incorporated by reference into those documents) upon written or oral request. Requests for those documents should be directed to Commerce Bancshares, Inc., 1000 Walnut, P.O. Box 13686, Kansas City, MO 64106, Attention: Corporate Finance; telephone number: (816) 234-2000.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes. The applicable prospectus supplement relating to an offering may contain a more detailed description of the use of proceeds.

CONSOLIDATED EARNINGS RATIOS

The table below provides our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES*
Excluding interest on deposits	90.11	88.32	92.83	93.45	70.68	19.14	7.89
Including interest on deposits	14.55	11.70	13.40	11.42	8.28	4.81	2.58

*

During these periods, we had no outstanding shares of preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2013, 2012, 2011,

2010 and 2009 and the three months ended March 31, 2014 and 2013 is not different from the ratio of earnings to fixed charges for those periods.

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes, plus fixed charges, less our non-controlling interest in income before income taxes of subsidiaries that have not incurred fixed charges. Fixed charges include interest expense.

DESCRIPTION OF OUR CAPITAL STOCK AND SUMMARY OF THE SECURITIES WE MAY OFFER

We may use this prospectus to offer securities in one or more offerings. The applicable prospectus supplement will describe the amounts, prices and detailed terms of the securities and may describe additional risks associated with an investment in the securities. We will also include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. Terms used in this prospectus will have the meanings described in this prospectus unless otherwise specified.

We may offer and sell the securities to or through one or more underwriters, dealers or agents, or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Our authorized capital stock consists of 120,000,000 shares of common stock, $5.00 par value per share, and 2,000,000 shares of preferred stock, $1.00 par value per share, the terms and preferences of which may be set by the board of directors. No shares of preferred stock are currently issued and outstanding.

Common Stock

As of April 30, 2014, 95,185,720 shares of common stock were issued and outstanding.

As of March 31, 2014, the Company had outstanding common stock options and stock appreciation rights totaling 254,256 and 1,896,328, respectively.

Voting Rights

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by shareholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds, subject to limitations under Missouri law and the preferential rights of the holders of any outstanding shares of preferred stock.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, in all assets remaining after payment to creditors and subject to prior distribution rights granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, conversion or other rights to subscribe for additional securities and there are no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-assessable

All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock; Depositary Shares

We may sell shares of our preferred stock in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the liquidation preference of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock and depositary shares.

Anti-Takeover Provisions

Provisions of Missouri law and of our Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, Missouri’s “business combination statute” makes it more difficult for another party to acquire us without the approval of our board of directors. Missouri law also requires the vote of 2/3 of the outstanding shares to approve a merger. In addition, our Articles of Incorporation authorize our board of directors to issue series of preferred stock, which could be issued as a defensive measure in response to a takeover proposal. Our Articles of Incorporation also provide that our board may be removed only by the vote of 80% of the outstanding shares.

There are substantial regulatory limitations on changes of control of bank holding companies. With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to and the approval of the Federal Reserve. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

Missouri Anti-takeover Statute

The General and Business Corporation Law of Missouri (the “MGBCL”) has a “business combination statute.” This statute restricts certain “business combinations” between a Missouri corporation and an “interested shareholder.” For this purpose, a “business combination” means one of various types of transactions, including mergers, that increases the proportionate voting power of the interested shareholder. Under the MGBCL, an “interested shareholder” means any person who owns or controls twenty percent (20%) or more of the outstanding shares of the corporation’s voting stock.

Under the MGBCL, a corporation may not engage in a business combination with an interested shareholder for a period of five (5) years following the time that the shareholder became an “interested shareholder” other than:

•	a business combination approved by the corporation’s board of directors prior to the date on which the interested shareholder became an interested shareholder;

•	a business combination approved by the holders of a majority of the outstanding voting stock not owned by the interested shareholder at a meeting called no earlier than 5 years after the date on which the interested shareholder became an interested shareholder; or

•	a business combination that satisfies certain fairness and procedural requirements.

The MGBCL provide that a corporation in that state may opt out of coverage by the business combination statute by including a provision to that effect in its governing corporate documents. Commerce has not done so.

Missouri Control Share Acquisition Statute

The MGBCL provides certain procedures for control share acquisitions to be followed unless the corporation’s articles of incorporation or bylaws provide that the statute does not apply. The Commerce Bylaws specifically provide that the provision in the MGBCL regarding control share acquisitions shall not apply to Commerce.

Missouri Take-Over Bid Disclosure Statute

The MGBCL contains a “take-over bid disclosure statute” that requires that, under some circumstances, including inapplicability of disclosure required by the Exchange Act before making a tender offer that would result in the offeror acquiring control of us, the offeror must file certain disclosure materials with the Commissioner of the Missouri Department of Securities.

PLAN OF DISTRIBUTION

We may sell the securities being offered by use of this prospectus and any applicable prospectus supplement from time to time in one or more transactions, including without limitation:

•	to or through underwriters, brokers or dealers;

•	through agents;

•	on any national exchange on which the securities offered by this prospectus are listed or any automatic quotation system through which the securities may be quoted;

•	directly to one or more purchasers; or

•	through a combination of any of these methods.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions. Each prospectus supplement will also describe the terms of the offering of the securities, including the following:

•	the name of the agent or the name or names of any underwriters;

•	the public offering or purchase price;

•	any discounts and commissions to be allowed or paid to the agent or underwriters;

•	all other items constituting underwriting compensation;

•	any discounts and commissions to be allowed or paid to dealers; and

•	any exchanges on which the securities will be listed.

Under agreements that we may enter into, underwriters, dealers or agents who participate in the distribution of securities by use of this prospectus and any applicable prospectus supplement may be entitled to indemnification by us against some types of liabilities, including liabilities under the Securities Act, or to reimbursement for some types of expenses.

Underwriters, dealers or agents participating in a distribution of securities by use of this prospectus and any applicable prospectus supplement may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities, whether received from us or from purchasers of offered securities for whom they act as agent, may be deemed to be underwriting discounts and commissions under the Securities Act.

Certain of the underwriters, dealers, agents or their affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services for us or our affiliates in the ordinary course of business.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8.00% of the aggregate gross sales proceeds of any shares of preferred stock or depositary shares offered hereby.

In addition, if more than five percent of the net proceeds of any offering of securities made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a “conflict of interest” under FINRA Rules, the offering will be conducted in accordance with FINRA Rule 5121.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, the validity of the securities of Commerce covered by this prospectus will be passed upon for us by Husch Blackwell LLP. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers, or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Commerce Bancshares, Inc. as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Commerce Bancshares, Inc.

6,000,000 Depositary Shares

6.00% Series B Non-Cumulative Perpetual Preferred Stock

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch	J.P. Morgan

Senior Co-Manager

Barclays

Co-Managers

Keefe, Bruyette & Woods

D.A. Davidson & Co.

June 12, 2014